November 30, 2020

VIA EDGAR

Mr. Larry Spirgel

Ms. Jan Woo

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Dada Nexus Limited (CIK No. 0001793862)

Registration Statement on Form F-1 (File No. 333-251028)

Dear Mr. Spirgel, Ms. Woo and Mr. Kauten,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Dada Nexus Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:30 p.m., Eastern Time on December 2, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that Goldman Sachs (Asia) L.L.C., BofA Securities, Inc., Jefferies LLC and Haitong International Securities Company Limited, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Dada Nexus Limited

By:	/s/ Philip Jiaqi Kuai
Name:	Philip Jiaqi Kuai
Title:	Chief Executive Officer

[Signature Page to Issuer Acceleration Request]